UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Press Releases

On June 27, 2024, Hub Cyber Security Ltd. (the “Company”) issued a press release titled “Hub Security Announces Successful $15 Million Refinancing and Capital Raising”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Financing Transaction

Further to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 5, 2024 with respect to the Company’s sale to an accredited investor (the “Investor”), in an unregistered private transaction, of notes (the “Initial Notes”) with an aggregate principal amount of $8,000,000, and warrants (the “Initial Warrants”) pursuant to a Securities Purchase Agreement entered into with the Investor (the “Purchase Agreement” and together with the Initial Notes and the Initial Warrants, the “Initial Transaction Documents”), the Company and the Investor agreed to amend the Initial Transaction Documents to (i) extend the repayment date of the loan amount under the Initial Notes from June 12, 2024 to August 10, 2024 with respect to 50% of the loan amount and September 24, 2024 with respect to the remaining 50% of the loan amount, (ii) reduce each of the (A) minimum price per share at which the outstanding loan amount under the Initial Notes can be converted (to the extent they become convertible pursuant to their terms) into ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) and (B) exercise price of the Initial Warrants, from $0.90 to $0.50, and (iii) provide for an additional sale of notes with an aggregate principal amount of $2,000,000 (the “Additional Notes”) and warrants (the “Additional Warrants” and together with the Additional Notes and the Initial Transaction Documents, the “Transaction Documents”).

The loan amount under the Additional Notes is repayable by the Company on the earlier of (i) September 24, 2024, or (ii) five (5) business days following the closing of a financing in the Company of at least US$25,000,000. The principal amount under the Additional Notes carries a variable interest rate based on the date of repayment as follows: (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date.

If the Additional Notes are not repaid prior to the September 24, 2024 maturity date, the Investor may convert any portion of the outstanding loan amount into Ordinary Shares at a rate equal to the arithmetic average of the closing price of the Ordinary Shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount under the Additional Notes is secured pari passu by a pledge on the shares of the Qpoint group, which pledge also secures the loan amount under the Initial Notes.

The Additional Warrants are exercisable as follows: (i) warrants exercisable into 1,000,000 Ordinary Shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (ii) warrants exercisable into 2,000,000 Ordinary Shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

The conversion of the Additional Notes and the exercise of the Additional Warrants will be limited to the extent that, upon the conversion or exercise, the Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Ordinary Shares.

The foregoing is a summary description of certain terms of the Transaction Documents and, by its nature, is not comprehensive. The Transaction Documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Transaction Documents and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: July 1, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated June 27, 2024.

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